Chairman R. Charles Loudermilk, Sr. interim President & CEO Ronald W. Allen Executive Vice President & CFO Gilbert L. Danielson COO William K. Butler, Jr.	Aaron’s, Inc.® 309 E. Paces Ferry Rd. N.E Atlanta, Georgia 30305-2377 / (404) 231-0011

February 15, 2012

VIA EDGAR CORRESPONDENCE AND EMAIL ONLY

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aaron’s, Inc.
Form 10-K for the Year ended December 31, 2010
Filed February 25, 2011
Form 10-Q for the Period ended September 30, 2011
Filed November 7, 2011
File No. 1-13941

Dear Mr. Decker:

Aaron’s, Inc. (the “Company”) has received the Staff’s comment letter dated February 3, 2012 with respect to the above-referenced filings. The Company hereby requests that the Staff accept a deferral of the deadline for the Company’s response to the comment letter to March 5, 2012, ten business days after the original deadline. This request is based on the need to obtain thorough review by the Company’s senior management and the Audit Committee of the Board of Directors before the Company’s responses are submitted to the Staff.

If there are questions or concerns about the Company’s proposed timeline, please do not hesitate to contact me at (678) 402-3388.

Very truly yours, AARON’S, INC.

By:	/s/ Robert P. Sinclair, Jr.
Robert P. Sinclair, Jr.
Vice President, Corporate Controller